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DownToDash, Inc.

University of Warwick

Sama Jashnani

Co-Founder and CEO at DownToDash, Inc.

Greater New York City Area · See 500+ connections ·

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About

Helping people make valuable connections | Email - sama@downtodash.com

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Activity

2,667 followers

 
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 NYC friends, join us for our AI Summit at Microsoft this week!...
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Experience

 **Co-Founder & CEO**
DownToDash, Inc.
Sep 2017 – Present · 1 yr 10 mos

DownToDash is an app that connects people in the same location based on what they are down to do whether it's workouts, sports, movies or travelling. The app allows users to discover what events, classes and activities that are going on around them and connect with people who are down for the same. Users can create a specific plan (example: play Tennis on Thursday at 5 pm) and other users can join the plan.
Website - http://downtodash.com/

 **Lessons Every Founder Can Learn From On...**

Member
YEC
May 2017 – Present · 2 yrs 2 mos
Greater New York City Area

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Co Founder

Jewels By Samaya

Mar 2014 – Present · 5 yrs 4 mos

https://www.jewelsbysamaya.com/

Trainee

Lowe Lintas and Partners

Oct 2014 – Apr 2015 · 7 mos

-Working with the client Hindustan Unilever on their brand 'Fair and Lovely'.
-Involved in every aspect of the marketing and advertising campaigns of all the Fair and Lovely products in India and its global markets.
-Tasks undertaken include: Market research, Segmentation of markets and targetin... See more

Sustainability Intern

TATA Power

Sep 2014 · 1 mo
Mumbai Area, India

-Completed a two week training program on 'sustainability in businesses' at University of Warwick called 'Green Steps'.
-Learnt environmental auditing and other skills required to be an effective change agent and worked with the Warwick Estates on an on-campus sustainability project.... See more

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Education

University of Warwick

Msc Marketing and Strategy (Full scholarship)

2013 – 2014

Activities and Societies: Marketing Exec of Warwick Entrepreneurs, Warwick skills and leadership award scheme, researcher, drama and dance societies

H. R. College of Commerce and Economics

Business Management Studies, 82%

2010 – 2013

Activities and Societies: Head and Co-founder of Project Aasha (ENACTUS), Director of Project Chirag, Represented India at the SIFE World Cup in Washington, Columbia University Global Scholars Research Programme, Honours Program

B. D. Somani International School

International Baccalaureate

2008 – 2010

Skills & Endorsements

 Marketing · 34

Endorsed by **Nayantara Sangtani, who is highly skilled at this**

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Endorsed by **Aman Mehra, who is highly skilled at this**

 **Social Media** · 26

S Brian Smith and 25 connections have given endorsements for this skill

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